Puma Biotechnology, Inc.

10880 Wilshire Blvd, Suite 2150

Los Angeles, CA 90024

February 8, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

Jeffrey Riedler

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:         Puma Biotechnology, Inc.

  Amendment No. 1 to Form S-1

  Filed February 2, 2012

  File No. 333-178308

Dear Mr. Riedler:

Puma Biotechnology, Inc., a Delaware corporation (the “Company”), is transmitting for filing pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules promulgated thereunder, Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-1 (File No. 333-178308) (the “Registration Statement”), filed by the Company on December 2, 2011, and the Company’s response to the comment of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated February 2, 2012.

For convenience of reference, the comment contained in your February 2, 2012 letter is reprinted below in italics, numbered to correspond with the paragraph number assigned in the letter, and is followed by the response of the Company.

The Company has provided you with five copies of Amendment No. 2, marked to show changes to Amendment No. 1 to the Registration Statement filed with the Commission on February 1, 2012, in the traditional non-EDGAR format. The changes reflected in Amendment No. 2 have been made in response to the Staff’s comment and for the purpose of updating and revising certain information in the Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

1. We note that there is currently no existing trading market for your securities. Schedule A, paragraph 16, of the Securities Act and Item 501(b)(3) of Regulation S-K require registrants to include in the registration statement either the price or a formula or method to calculate the price. Where there is no existing market for the securities, the registration statement must include a price. Simply stating that the securities are to be sold at a market price or negotiated prices is not sufficient to satisfy the statute in these cases. Accordingly, please revise the cover page of your prospectus and the sections entitled “The Offering” and “Plan of Distribution” to include a fixed price at which the shares will be sold until such a time as a

February 8, 2012

public trading market for your shares develops. In addition, pursuant to Item 505 of Regulation S-K, please revise the section entitled “Determination of Offering Price” to explain how the price of the shares was determined.

Response: In response to the Staff’s comment, the Company has revised the cover page of the prospectus and the sections entitled “The Offering” and “Plan of Distribution.” In addition, the Company has revised the section entitled “Determination of Offering Price.”

Thank you for your attention to the Company’s filing. If you have any questions or comments regarding the foregoing, or have additional questions or comments, please do not hesitate to contact B. Shayne Kennedy of Latham & Watkins LLP at (714) 755-8181 or me at (424) 248-6500.

Sincerely,

/s/ Alan H. Auerbach
Alan H. Auerbach President and Chief Executive Officer

Enclosures

cc: (via fax)

Shayne Kennedy, Esq.